TO OUR STOCKHOLDERS, CUSTOMERS AND EMPLOYEES


     We are pleased to report that Mueller's net earnings rose 19 percent in the first quarter of 1997 over the same quarter of 1996. Earnings for the first quarter of 1997 were $15.8 million, or 80 cents per share, compared to earnings of $13.3 million or 69 cents per share for the first quarter of 1996. Our pretax earnings in the first quarter of this year included a $2.0 million charge to increase environmental reserves based on updated information at a previously identified site.

     Net sales for the first quarter of 1997 totaled $201.4 million or 12 percent over net sales of $180.5 million in the first quarter of 1996. Measured in pounds, we shipped 14 percent more product in the first quarter of 1997 than was sold in the same period of 1996. As we have reported previously, the selling price of many of our products, particularly our copper products, varies with the cost of raw materials. COMEX copper prices averaged $1.11 per pound in the first quarter of 1997 compared to $1.17 per pound in the same quarter of last year.

     Our manufacturing operations continue to show the benefits of our major capital improvement programs. We are particularly pleased with our plastic fittings business as margins have improved, along with sales and production volumes. Our brass rod business fits this same pattern. The new indirect extrusion press, which became operational at our brass mill in 1996, has improved yield, efficiency and production. Copper fittings and copper tube sales were strong during the quarter, and we were gratified with their operating results.

     During the first quarter of 1997, Mueller made two significant acquisitions. At the beginning of the year, we purchased Precision Tube Company, Inc. located in North Wales, Pennsylvania, and Salisbury, Maryland. And, on February 28, 1997, we acquired Wednesbury Tube Company located in Bilston, England. Both of these were asset purchases and they are profiled in the "Corporate News" section of this report.

     We remain optimistic about our business for the balance of 1997. Long-term mortgage rates remain near 8 percent. In addition, consumer confidence remains high and inflation is at a low level. We believe these factors will translate into a sound economic scenario going forward.

Our Annual Stockholders' meeting will be held in Memphis, Tennessee, on May 7, 1997. By now, you should have received the notice of our meeting, the proxy material, and our 1996 Annual Report. We welcome your attendance, but if you cannot attend, we urge you to sign and return your proxy card.


Sincerely,


/S/Harvey L. Karp
Harvey L. Karp
Chairman of the Board


/S/William D. O'Hagan
William D. O'Hagan
President and Chief Executive Officer


April 17, 1997




CORPORATE NEWS


MUELLER COMMENCES MANUFACTURING OPERATIONS IN EUROPE BY ACQUIRING WEDNESBURY TUBE COMPANY

During the first quarter of 1997, Mueller acquired Wednesbury Tube Company, a copper tube manufacturer located in Bilston, England. Wednesbury posted net sales of approximately $94 million in 1996, shipping 50 million pounds of copper tube. Wednesbury has a significant presence in the United Kingdom and Europe. Wednesbury represents a logical extension of our copper tube manufacturing interests into the European market. The long-term prospects for Wednesbury are promising. With appropriate investment, we believe we can substantially improve and enhance the operating results and value of this business.


MUELLER ACQUIRES PRECISION TUBE COMPANY, INC.

Mueller acquired the assets of Precision Tube Company, Inc. at the beginning of 1997. Precision Tube manufactures copper tubing, copper alloy tubing, aluminum tubing, and fabricated tubular products at its mill in North Wales, Pennsylvania, and semi-rigid and flexible coaxial cables and assemblies at its coaxitube division in Salisbury, Maryland. Precision Tube's net sales were approximately $20 million in 1996. We have confidence in the Precision management team, and we plan to make capital improvements to enhance Precision's business.

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands, except per share data)
                                               For the Quarter Ended
                                         March 29, 1997        March 30, 1996
Net sales                                $   201,366             $   180,515

Cost of goods sold                           155,784                 143,532
Depreciation and amortization                  4,832                   4,450
Selling, general, and
   administrative expense                     15,496                  13,904
                                          ----------              ----------
Operating income                              25,254                  18,629

Interest expense                              (1,178)                 (1,240)
Environmental reserves                        (2,000)                      -
Other income, net                              1,030                   1,880
                                          ----------              ----------
Income before taxes                           23,106                  19,269
Income tax expense                            (7,348)                 (5,977)
                                          ----------              ----------

Net income                               $    15,758             $    13,292
                                          ==========              ==========

Net income per share:

   Primary:
      Average shares outstanding              19,592                  19,368

      Net income                         $      0.80             $      0.69
                                          ==========              ==========

   Fully diluted:
      Average shares outstanding              19,592                  19,464

      Net income                         $      0.80             $      0.68
                                          ==========              ==========















MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands, except per share data)
                                         March 29, 1997      December 28, 1996
ASSETS
Cash and cash equivalents                $    67,189             $    96,956
Accounts receivable, net                     115,445                  88,905
Inventories                                   89,603                  76,647
Other current assets                          15,096                  12,204
                                          ----------              ----------
     Total current assets                    287,333                 274,712

Property, plant and equipment, net           232,340                 219,855
Other assets                                  16,065                  14,790
                                          ----------              ----------
                                         $   535,738             $   509,357
                                          ==========              ==========

Liabilities and Stockholders' Equity

Current portion of long-term debt        $    14,925             $    14,844
Accounts payable                              25,193                  18,305
Other current liabilities                     48,621                  45,807
                                          ----------              ----------
     Total current liabilities                88,739                  78,956

Long-term debt                                42,193                  44,806
Other noncurrent liabilities                  40,257                  37,116
                                          ----------              ----------
     Total liabilities                       171,189                 160,878

Minority interest in subsidiaries                397                     397

Stockholders' equity                         364,152                 348,082
                                          ----------              ----------
                                         $   535,738             $   509,357
                                          ==========              ==========

Book value per share                     $     20.80             $     19.96
                                          ==========              ==========












                                     -4-